        New York, New York
        March 12, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
MP Environmental Funding LLC (“MP Funding”)
Registration Statement on Form S-1 filed January 5, 2007, as amended by
Amendment No. 1 filed on February 12, 2007 (File No. 333-139820)
(“Registration Statement”)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 2 to the Registration Statement of MP Funding (“Amendment No. 2”). Amendment No. 2 reflects (i) responses to comments made by the staff of the Commission in a letter dated March 2, 2007 (“Second Letter of Comments”) to Amanda J. Skov, Esq. of Allegheny Energy, Inc., and (ii) updating changes.

On behalf of our client, MP Funding, we are responding to the comments set forth in the Second Letter of Comments as well as confirming the results of our March 5, 2007 conference call with the staff of the Commission concerning our February 16, 2007 responses to Comments 10 and 12 contained in your letter dated February 2, 2007 to Amanda J. Skov, Esq. (“First Letter of Comments”).

Terms not defined below are used as defined in Amendment No. 2. All page references in this letter are to the pages in Amendment No. 2.

Second Letter of Comments

General

COMMENT

1.
Your response to prior comment 8 and the related revisions you have made to the filing seem to indicate that any additional separate property you may acquire would only be property similar to the property securitizing the bonds, in that it would have to be authorized by PSC and would be subject to an additional

Securities and Exchange Commission
March 12, 2007

financing order. However, because your response and revisions focus mostly on what would happen if additional environmental control property were acquired, and because your filing specifically indicates that property in addition to environmental control property may be acquired, please confirm for us that any additional separate property would be authorized by PSC and subject to an additional financing order, in addition to having the benefit of a true-up mechanism.

RESPONSE

MP Funding hereby confirms that any additional separate property acquired by MP Funding would be authorized by the PSC and would be subject to the terms and conditions of an additional separate financing order, in addition to having the benefit of a true-up mechanism.

COMMENT

2.
Please revise throughout the filing as necessary to clarify that the term “bankruptcy-remote” refers to your relationship with your parent companies as opposed to the relationship between different series of securities you may issue. In this regard, we refer you to Section III.A.2.c. of SEC Release 33-8518, which indicates that with a series trust structure, instead of only analyzing the particular pool, an investor also may need to analyze any effect on its security, including bankruptcy remoteness issues, if problems were to arise in another wholly separate and unrelated transaction in the same issuing entity.

RESPONSE

MP Funding has been organized to be bankruptcy-remote from Mon Power and its affiliates. MP Funding has made revisions throughout the preliminary prospectus which is part of Amendment No. 2 (“Preliminary Prospectus”) to clarify that MP Funding has been organized to be bankruptcy-remote from Mon Power and its affiliates. Please see the first full paragraph on page 7 of the Preliminary Prospectus for an example of these revisions.

Prospectus Summary, Page 3

COMMENT

3.
We note your response to prior comment 7 and reissue, in part. Please expand the disclosure in your summary section to provide a brief description of the flow of funds, including payment priority information. For example, which transaction parties get paid first and how are payments to the excess funds account made? Revise accordingly.

RESPONSE

MP Funding has expanded the “Allocation of Funds” (formerly “Priority of Payments”) subsection of the prospectus summary to provide an expanded description of how funds in the

Securities and Exchange Commission
March 12, 2007

collection account and subaccounts, including the excess funds subaccount, will be allocated and the related payment priorities, as described in greater detail on pages 67-69 of the Preliminary Prospectus.

PSC Guaranteed True-Up Mechanism and State Pledge Will Limit Credit Risk, page 27

COMMENT

4.	While we note your response to prior comment 9, given that there are certain credit risks associated with the bonds, please revise to remove the first sentence of the second paragraph of this section.

RESPONSE

As stated to Ms. Sara Kalin of the staff of the Commission, each of Mon Power and MP Funding represents to the staff of the Commission that, after due investigation, it is unaware of the failure of any ratepayer-backed tariff bonds issued for the benefit of any public utility.

It is our understanding that the staff of the Commission has withdrawn this Comment No. 4 based, in part, on the representation set forth above.

The Issuer, page 30

COMMENT

5.
We note your response to prior comment 11 and reissue, in part. Please note that since your filing is made on Form S-1 instead of on a shelf basis on Form S-3, the registration statement must be complete prior to effectiveness with the exception of information that may be omitted pursuant to Rule 430A. As the names of independent managers do not relate to pricing information, this disclosure should be provided prior to effectiveness. This comment also applies to any other information in your filing that does not depend on the offering price of your securities. For example, we would expect to see all required information regarding the swap counterparty and the indenture trustee.

RESPONSE

MP Funding has revised pages 32 and 60-61 of the Preliminary Prospectus to include required information relating to the independent managers and the indenture trustee, respectively. However, with respect to potential interest rate swap agreements, we advise the staff of the Commission that the purpose of any interest rate swap agreement would be to convert the floating interest rate on the related tranche of bonds to a fixed interest rate; provided that such actions result in a lower cost of funds compared to issuing a fixed rate tranche directly. On the day of pricing, MP Funding will solicit competitive proposals from swap counterparties who meet the criteria specified in the Preliminary Prospectus. Thus, interest rate swap agreements, if any, are dependent on market conditions and the pricing of the related floating rate tranches, if any, and will be entered into at the time of the pricing of any such floating rate tranches.

Securities and Exchange Commission
March 12, 2007

MP Funding will not know the identity of the swap counterparty or the final economic terms of any interest rate swap agreement until after the pricing of the bonds. Accordingly, MP Funding believes that it may properly omit the identity of any swap counterparty and the final economic terms of any such interest rate swap agreement pursuant to Rule 430A prior to effectiveness. In the prospectus filed pursuant to Rule 424, depending upon whether interest rate swaps are entered into, MP Funding will either (i) include any such omitted information or (ii) delete all references to interest rate swaps.

First Comment Letter

The Issuer, page 30

COMMENT

10.
Please revise this section to better explain your business activities. In this regard, we note that you were organized as a special purpose limited liability company for the purpose of holding the environmental control property and issuing bonds secured by such property. As you know, this structure is very similar to many asset backed issuers who have no operations, no financial statements and report under Regulation AB. However, you have included financial statements with your filing and have officers and managers to manage your business. Please revise to disclose what your business activities will consist of. Ensure that your response explains why you believe financial statements are necessary and the types of assets and income you expect to be reflected once your business begins its operations.

Continuing Disclosure, page 33

COMMENT

12.
As a follow-up to comment 10 above, we note that your disclosure in this section refers to Form 10-Q, does not refer to Form 10-D and seems to indicate that your Exchange Act reporting will not follow the guidelines set forth in Regulation AB. Please provide us with a comprehensive analysis as to why you believe this approach will provide the best disclosure for investors. Ensure that your response addresses why 10-Qs would be appropriate when the monthly statements you will provide to investors appear very similar to the information filed on Form 10-D by asset-backed issuers. Additionally, explain why reporting under Regulations S-K and S-X would serve investors better than reporting under Regulation AB given that you do not appear to have any operations to report on and, in fact, are organized much like a typical asset-backed issuer.

RESPONSES

Consistent with our March 5, 2007 conference call with the staff of the Commission, we understand the staff’s position to be that MP Funding’s Exchange Act reporting should follow

Securities and Exchange Commission
March 12, 2007

the guidelines set forth in Regulation AB, even though MP Funding is not an asset-backed issuer and the bonds are not asset-backed securities.

MP Funding has revised the section entitled “Continuing Disclosure” on page 33 of the Preliminary Prospectus to comply with this staff position.

In addition, shortly after the closing of the sale of the bonds, MP Funding and Mon Power will file a letter with the Commission’s Office of Chief Counsel of the Division of Corporation Finance requesting confirmation that the staff will not recommend enforcement action to the Commission if MP Funding files its Exchange Act reports in compliance with the guidelines set forth in Regulation AB, notwithstanding the fact that MP Funding is not an asset-backed issuer and the bonds are not asset-backed securities.

* * *

As soon as the staff completes its review of Amendment No. 2, PE Environmental Funding LLC (“PE Funding”) expects to file an Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-139937) to conform its disclosure to that contained in Amendment No. 2. At the time of filing PE Funding’s Amendment No. 1, each of MP Funding and PE Funding will file requests for acceleration of effectiveness. If possible, we would like to have each Registration Statement declared effective at the latest on or about 10:00 a.m. on Thursday, March 15, 2007. Anything the staff can do to help us meet this objective would be very much appreciated.

If you have further questions or comments, please feel free to contact me at (212) 603-2204, Mahendra Churaman (212) 603-8971 of Thelen Reid Brown Raysman & Steiner, LLP, or Amanda J. Skov, Esq. (724) 838-6166 of Allegheny Energy, Inc.

Very truly yours,
THELEN REID BROWN RAYSMAN & STEINER, LLP Counsel to MP Environmental Funding LLC
By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr.

cc:   Ms. Sara Kalin
Branch Chief - Legal
Office of Structured Finance, Transportation, and Leisure
Securities and Exchange Commission

Mr. John Stickel
       Attorney Advisor
       Division of Corporation Finance
       Securities and Exchange Commission